Exhibit 99.2

OKEANIS ECO TANKERS CORP.: MANDATORY NOTIFICATION OF TRADE

1	Details of the primary insider / person closely associated
a)	Name	Hospitality Assets Corp.
2	Reason for the notification
a)	Position/status	Legal person closely associated with Themistoklis Alafouzos, Advisor to Okeanis Eco Tankers Corp.
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer
a)	Name	Okeanis Eco Tankers Corp.
b)	LEI	213800U35RCYXTKVEM65
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Common Shares ISIN: MHY641771016
b)	Nature of the transaction	Sale

c)	Price(s) and volume(s)	Price(s) in NOK	Volume(s)
		383.9229	4,129

d)	Aggregated information
	- Aggregated volume	4,129 shares
	- Price	NOK 383.9229
	- Total value	NOK 1,585,217.65
e)	Date of the transaction	2026-01-09
f)	Place of the transaction	Oslo Børs (XOSL)